Exhibit 12.1
Apartment Investment and Management Company
Ratios of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Loss from continuing operations before taxes and income or loss from equity investees	$(161,210)	$(207,727)	$(168,099)	$(63,758)	$(48,544)
Fixed charges	331,332	331,498	346,796	340,207	303,975
Amortization of capitalized interest	14,431	13,937	12,840	9,921	6,003
Distributed income of equity investees	1,231	4,893	14,619	4,239	3,578
Capitalized interest	(11,584)	(10,098)	(24,306)	(29,036)	(23,288)
Preferred OP Unit distributions	(4,964)	(6,288)	(7,646)	(7,128)	(7,153)

Total earnings (A)	$169,235	$126,216	$174,204	$254,446	$234,571

Fixed charges:
Interest expense	$312,576	$312,534	$311,448	$300,775	$270,581
Estimate of interest within rental expense	2,208	2,578	3,396	3,268	2,953
Capitalized interest	11,584	10,098	24,306	29,036	23,288
Preferred OP Unit distributions	4,964	6,288	7,646	7,128	7,153

Total fixed charges (B)	$331,332	$331,498	$346,796	$340,207	$303,975

Preferred stock dividends	$52,079	$52,215	$55,190	$63,381	$74,284
Preferred stock redemption related amounts	1,511	(1,649)	(1,482)	2,635	6,848

Total preferred stock dividends	$53,590	$50,566	$53,708	$66,016	$81,132

Total fixed charges and preferred stock dividends (C)	$384,922	$382,064	$400,504	$406,223	$385,107

Ratio of earnings to fixed charges (A divided by B) (1)	(1)	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C) (2)	(2)	(2)	(2)	(2)	(2)

(1)	During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges by $162.1 million, $205.3 million, $172.6 million, $85.8 million and $69.4 million, respectively.

(2)	During the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, earnings were insufficient to cover fixed charges and preferred stock dividends by $215.7 million, $255.8 million, $226.3 million, $151.8 million and $150.5 million, respectively.